FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2009 & 2008

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2009 & 2008

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2009 & 2008

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2009 & 2008

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	178,355,377	100	187,125,347	100

s02	CURRENT ASSETS	51,836,373	29	52,118,223	28
s03	CASH AND SHORT-TERM INVESTMENTS	14,379,768	8	6,136,563	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	16,300,592	9	15,950,441	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,812,731	3	4,858,322	3
s06	INVENTORIES	1,543,648	1	1,914,306	1
s07	OTHER CURRENT ASSETS	14,799,634	8	23,258,591	12
s08	LONG - TERM	1,775,380	1	1,494,133	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,650,890	1	1,369,467	1
s11	OTHER INVESTMENTS	124,490	0	124,666	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	104,304,749	58	112,865,377	60
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	402,629,778	226	398,629,711	213
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	298,734,103	167	286,221,263	153
s17	CONSTRUCTIONS IN PROGRESS	409,074	0	456,929	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,360,671	1	2,493,802	1
s19	OTHER ASSETS	18,078,204	10	18,153,812	10

s20	TOTAL LIABILITIES	140,034,604	100	147,754,248	100

s21	CURRENT LIABILITIES	37,288,883	27	41,364,856	28
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	7,363,129	5	19,983,092	14
s24	STOCK MARKET LOANS	12,405,765	9	2,900,000	2
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	2,211,626	2	783,543	1
s26	OTHER CURRENT LIABILITIES	15,308,363	11	17,698,221	12
s27	LONG - TERM LIABILITIES	83,105,454	59	84,172,355	57
s28	BANK LOANS	35,750,038	26	44,101,991	30
s29	STOCK MARKET LOANS	47,355,416	34	40,070,364	27
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	466,696	0	411,106	0
s32	OTHER NON CURRENT LIABILITIES	19,173,571	14	21,805,931	15

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	38,320,773	100	39,371,099	100

s34	NON-CONTROLLING INTEREST	41,480	0	41,186	0
s35	CONTROLLING INTEREST	38,279,293	100	39,329,913	100
s36	CONTRIBUTED CAPITAL	9,020,300	24	9,138,632	23
s79	CAPITAL STOCK (NOMINAL)	9,020,300	24	9,138,632	23
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	29,258,993	76	30,191,281	77
s42	RETAINED EARNINGS AND CAPITAL RESERVE	28,375,768	74	27,374,656	70
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	883,225	2	2,816,625	7
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND AVAILABLE INVESTMENTS	14,379,768	100	6,136,563	100
s46	CASH	1,010,973	7	1,001,967	16
s47	AVAILABLE INVESTMENTS	13,368,795	93	5,134,596	84

s07	OTHER CURRENT ASSETS	14,799,634	100	23,258,591	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	11,496,359	78	20,418,889	88
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,303,275	22	2,839,702	12

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,360,671	100	2,493,802	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,442,330	61	1,468,775	59
s49	GOODWILL	0	0	0	0
s51	OTHERS	918,341	39	1,025,027	41

s19	OTHER ASSETS	18,078,204	100	18,153,812	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	16,430,857	91	15,485,402	85
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	1,647,347	9	2,668,410	15

s21	CURRENT LIABILITIES	37,288,883	100	41,364,856	100
s52	FOREIGN CURRENCY LIABILITIES	18,294,695	49	22,699,010	55
s53	MEXICAN PESOS LIABILITIES	18,994,188	51	18,665,846	45

s26	OTHER CURRENT LIABITIES	15,308,363	100	17,698,221	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	119,719	1	0	0
s89	INTEREST LIABILITIES	936,550	6	1,187,525	7
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	8,932,547	58	10,899,412	62
s105	BENEFITS FOR EMPLOYEES	5,319,547	35	5,611,284	32

s27	LONG-TERM LIABILITIES	83,105,454	100	84,172,355	100
s59	FOREIGN CURRENCY LIABILITIES	52,705,454	63	64,972,355	77
s60	MEXICAN PESOS LIABILITIES	30,400,000	37	19,200,000	23

s31	DEFERRED LIABILITIES	466,696	100	411,106	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	466,696	100	411,106	100

s32	OTHER NON CURRENT LIABILITIES	19,173,571	100	21,805,931	100
s66	DEFERRED TAXES	15,060,058	79	16,808,391	77
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	4,113,513	21	4,997,540	23
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,020,300	100	9,138,632	100
s37	CAPITAL STOCK (NOMINAL)	78,545	1	80,113	1
s38	RESTATEMENT OF CAPITAL STOCK	8,941,755	99	9,058,519	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	28,375,768	100	27,374,656	100
s93	LEGAL RESERVE	1,880,513	7	1,880,513	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	6,026,566	21	5,317,207	19
s45	NET INCOME FOR THE YEAR	20,468,689	72	20,176,936	74

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	883,225	100	2,816,625	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	187,552	21	201,103	7
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	1,155,361	131	4,036,298	143
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(459,688)	(52)	(1,420,776)	(50)
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	14,547,490	10,753,367
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	84	98
s75	EMPLOYEES (*)	9,269	9,523
s76	WORKERS (*)	43,593	44,696
s77	OUTSTANDING SHARES (*)	18,191,892,260	18,555,053,360
s78	REPURCHASE OF OWN SHARER(*)	363,161,100	805,344,110
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	119,100,212	100	124,105,235	100
r02	COST OF SALES AND SERVICES	63,905,908	54	64,499,260	52
r03	GROSS INCOME	55,194,304	46	59,605,975	48
r04	OPERATING EXPENSES	20,830,245	17	19,863,006	16
r05	OPERATING INCOME	34,364,059	29	39,742,969	32
r08	OTHER EXPENSES AND INCOMES (NET)	(1,349,680)	(1)	(679,592)	0
r06	COMPREHENSIVE FINANCING COST	(4,314,554)	(4)	(9,232,694)	(7)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	254,680	0	(62,113)	(0)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	28,954,505	24	29,768,570	24
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	8,485,522	7	9,591,659	8
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	20,468,983	17	20,176,911	16
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	20,468,983	17	20,176,911	16
r19	NET INCOME OF NON-CONTROLLING INTEREST	294	0	(25)	0
r20	NET INCOME OF CONTROLLING INTEREST	20,468,689	17	20,176,936	16

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	119,100,212	100	124,105,235	100
r21	DOMESTIC	114,413,138	96	120,090,214	97
r22	FOREIGN	4,687,074	4	4,015,021	3
r23	TRANSLATION INTO DOLLARS (***)	346,021	0	357,276	0

r08	OTHER EXPENSES AND INCOMES (NET)	(1,349,680)	100	(679,592)	100
r49	OTHER EXPENSES AND INCOMES (NET)	260,126	(19)	468,999	(69)
r34	EMPLOYEE PROFIT SHARING	2,217,482	(164)	2,548,762	(375)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(607,676)	45	(1,400,171)	206

r06	COMPREHENSIVE FINANCING COST	(4,314,554)	100	(9,232,694)	100
r24	INTEREST EXPENSE	6,122,328	(142)	7,652,427	(83)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	711,243	(16)	913,462	(10)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,096,531	(25)	(2,493,729)	27
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	8,485,522	100	9,591,659	100
r32	INCOME TAX	9,560,860	113	10,606,003	111
r33	DEFERRED INCOME TAX	(1,075,338)	(13)	(1,014,344)	(11)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	119,100,212	124,105,235
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	119,100,212	124,105,235
r39	OPERATING INCOME (**)	34,364,059	39,742,969
r40	NET INCOME OF CONTROLLING INTEREST (**)	20,468,689	20,176,936
r41	NET INCOME (**)	20,468,983	20,176,911
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	17,152,939	16,961,597

(**)	INFORMATION OF THE PAST TWELVE MONTHS

--

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	29,746,853	100	30,967,321	100
rt02	COST OF SALES AND SERVICES	16,638,003	56	16,486,929	53
rt03	GROSS INCOME	13,108,850	44	14,480,392	47
rt04	OPERATING EXPENSES	5,333,346	18	5,228,463	17
rt05	OPERATING INCOME	7,775,504	26	9,251,929	30
rt08	OTHER EXPENSES AND INCOMES (NET)	(136,859)	(0)	212,174	1
rt06	COMPREHENSIVE FINANCING COST	(1,221,100)	(4)	(3,808,396)	(12)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	91,718	0	(131,619)	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	6,509,263	22	5,524,088	18
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,515,659	5	2,544,416	8
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	4,993,604	17	2,979,672	10
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	4,993,604	17	2,979,672	10
rt19	NET INCOME OF NON-CONTROLLING INTEREST	(655)	(0)	1,811	0
rt20	NET INCOME OF CONTROLLING INTEREST	4,994,259	17	2,977,861	10

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

--

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	29,746,853	100	30,967,321	100
rt21	DOMESTIC	28,265,238	95	29,629,475	96
rt22	FOREIGN	1,481,615	5	1,337,846	4
rt23	TRANSLATION INTO DOLLARS (***)	113,796	0	109,203	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(136,859)	100	212,174	100
rt49	OTHER REVENUES AND (EXPENSES), NET	71,202	(52)	35,287	17
rt34	EMPLOYEE PROFIT SHARING	463,264	(338)	489,959	231
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(255,203)	186	(666,846)	(314)

rt06	COMPREHENSIVE FINANCING COST	(1,221,100)	100	(3,808,396)	100
rt24	INTEREST EXPENSE	1,425,900	(117)	2,481,015	(65)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	149,403	(12)	310,102	(8)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	55,397	(5)	(1,637,483)	43
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,515,659	100	2,544,416	100
rt32	INCOME TAX	1,885,766	124	2,751,071	108
rt33	DEFERRED INCOME TAX	(370,107)	(24)	(206,655)	(8)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,282,816	4,243,337

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.11		$1.07
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.11		$1.07
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$2.10		$2.12
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.83		$0.41
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	5.22	times	6.77	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	9.87	times	13.41	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	17.19%		16.26%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	53.41%		51.25%
p03	NET INCOME TO TOTAL ASSETS ( **)	11.48%		10.78%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	74.80%		21.44%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.67	times	0.66	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.14	times	1.10	times
p08	INVENTORIES ROTATION (**)	41.40	times	33.69	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	43.00	days	40.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	5.95%		7.15%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	78.51%		78.96%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.65	times	3.75	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	50.70%		59.34%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	79.68%		74.58%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	5.61	times	5.19	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.85	times	0.84	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.39	times	1.26	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.35	times	1.21	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.37	times	0.35	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	38.56%		14.84%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	28,954,505	29,768,570
e02	+(-) ITEMS NOT REQUIRING CASH	6,716,526	5,723,061
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	17,694,183	17,978,865
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	5,601,641	10,975,298
e05	CASH FLOWS BEFORE INCOME TAX	58,966,855	64,445,794
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(18,019,701)	(18,540,620)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	40,947,154	45,905,174
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(9,759,128)	(12,725,549)
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	31,188,026	33,179,625

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(22,944,821)	(31,740,814)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	8,243,205	1,438,811
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6,136,563	4,697,752
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	14,379,768	6,136,563

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	6,716,526	5,723,061
e15	+ESTIMATES FOR THE PERIOD	69,669	14,675
e16	+PROVISIONS FOR THE PERIOD	6,646,857	5,742,803
e17	+(-) OTHER UNREALIZED ITEMS	0	(34,417)

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	17,694,183	17,978,865
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	17,948,862	17,916,752
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(254,679)	62,113
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	5,601,641	10,975,298
e25	+ACCRUED INTERESTS	6,122,328	7,652,427
e26	+(-) OTHER ITEMS	(520,687)	3,322,871

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(18,019,701)	(18,540,620)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(350,150)	175,463
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	370,658	276,804
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(6,143,490)	(5,485,784)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(1,391,737)	(461,312)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	144,921	(1,333,885)
e32	+(-) INCOME TAXES PAID OR RETURNED	(10,649,903)	(11,711,906)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(9,759,128)	(12,725,549)
e33	- PERMANENT INVESTMENT IN SHARES	(87,889)	(19,169)
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	95,376
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(10,613,208)	(11,771,793)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(14,166)	(135,271)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	956,135	(894,692)

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(22,944,821)	(31,740,814)
e45	+ BANK FINANCING	23,689,235	11,862,831
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(24,552,238)	(15,781,356)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(15,093,082)	(7,609,477)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(4,200,480)	(5,049,097)
e56	(-) REPURCHASE OF SHARES	(4,095,320)	(12,871,842)
e57	+(-) OTHER ITEMS	1,307,064	(2,291,873)

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---Highlights

Fourth Quarter 2009

•         At year-end 2009 we had 15.882 million lines, including 703 thousand public telephony lines and 1.7 million social telephony lines. The year-end total for the first time excludes lines on which payments were behind by at least two months. That action reduced the number of lines by 1.2 million. The year-end 2008 total included 1.1 million lines on which payments were behind by at least two months.

•         In the Mexican telecommunications market, including cellular telephony and services provided by other fixed-line operators, TELMEX has 15.8% of total lines and is the third operator in the market in terms of lines after Telcel and Telefónica. TELMEX has 80.6% of fixed lines, below the average of 85.3% for 35 countries worldwide included in the Bank of America/ Merrill Lynch Global Wireline Matrix.

•         During the fourth quarter, we continued growth, but at a lower pace in broadband Infinitum (ADSL) services, the fastest connection, with a gain of 221 thousand services, bringing the total to 6.5 million customers. Compared with December 2003, the speed of Internet services has multiplied 100 times from 56 Kbps to more than 5 Mbps.  In that period the number of customers has increased more than 36 times and the price per kilobyte in packages has decreased 48 times.

•         This growth has been driven by installment sales of more than 2.5 million computers since 1999. The lack of computers in Mexican homes is the main limitation for higher broadband growth, which also is slowed by the shortage of domestic applications and content on the Internet.

•         Based on the last report from Teligen (November, 2009), the OECD’s tariff consultant, Mexico continues to be one of the countries with the lowest telephony prices in all of the OECD, resulting from TELMEX’s policy of supporting the country’s and consumers’ economic well-being by reducing  its prices for the last 10 years in real terms.

•         TELMEX has decided to reduce the prices of its packages that include Infinitum, Internet access through broadband and various voice services for discounted prices in spite of new taxes (a special telecommunications tax of 3% and a 1% increase in the value added tax).

•         At TELMEX, one of our main commitments is to promote penetration and access to broadband services. The TELMEX 2010 program –Driving Technological Innovation– positions Teléfonos de México as the main promoter of connectivity, education and digital culture and the development of information technologies in our country, supported by our world-class network along with the company’s highly trained personnel. The program comprises the following:

o  Increase connectivity in the country:  TELMEX will contribute so the country reaches 12 million broadband accesses in the next three years, including all technologies and all providers, with the result that more than half of the population will be able to access the Internet. Additionally, this year, Infinitum´s access speed will be increased while maintaining the quality, continuity and speed consistency that characterize this service.  The number of sites with Infinitum Móvil will be doubled to reach 3,000 nationwide this year.

o  Enhance Information Technologies:  Start the operation of the Instituto Tecnológico de Teléfonos de México en Tecnologías de la Información (Inttelmex IT), (TELMEX´s Technological Institute of Information Technologies) to expand training (of 1,000 professionals) in the application of information technologies.

  o Support Education and Digital Culture: Through the operation of 3,300 Bibliotecas Digitales TELMEX (TELMEX DigitalLibraries) and 1,000 Aulas Digitales TELMEX (TELMEX Digital Classrooms) at year-end 2010.

•         Revenues in the fourth quarter totaled 29.7 billion pesos, a decrease of 3.9% compared with the same period of the previous year. Revenues related to corporate networks services increased 43.1% and Internet access revenues increased 13.6%.  Local, long distance and interconnection revenues decreased 8.5%. 20.8% and 16.4%, respectively.

•         In the fourth quarter, EBITDA (1) totaled 12.2 billion pesos, producing a margin of 41.2%. Operating income totaled 7.8 billion pesos, with a margin of 26.1%.

•         Net income from controlling interest in the quarter totaled 5.0 billion pesos, 67.7% higher than the fourth quarter of 2008. For the fourth quarter, earnings per share were 27 Mexican cents, 68.8% higher than the same year-earlier period, and earnings per ADR (2) were 41 US cents, an increase of 64.0% compared with the fourth quarter of 2008.

•         At December 31, 2009, total debt was the equivalent of 7.878 billion dollars. Total net debt (3) was equivalent to 6.777 billion dollars, 678 million dollars less than December 31, 2008.

•         In the fourth quarter, capital expenditures (Capex) were the equivalent of 124 million dollars and for the twelve months, Capex was the equivalent of 661 million dollars. From October to December, the company used 1.045 billion pesos to repurchase 91 million 969 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Event

TELMEX Shareholders´ Meeting Resolutions

On December 1, 2009, TELMEX´s Ordinary Shareholders' Meeting approved the payment of a special cash dividend of 0.40 Mexican pesos per outstanding share in a single payment made in Mexico on or after December 17, 2009, resulting from unappropriated earnings.  For holders of American Depositary Shares, the payment date was December 24, 2009.

 Operating Results

 Lines and local traffic

At year-end 2009 we had 15.882 million lines, including 703 thousand public telephony lines and 1.7 million social telephony lines. The year-end total for the first time excludes lines on which payments were behind by at least two months. That action reduced the number of lines by 1.2 million. The year-end 2008 total included 1.1 million lines on which payments were behind by at least two months.

 In the Mexican telecommunications market, including cellular telephony and services provided by other fixed-line operators, TELMEX has 15.8% of total lines and is the third operator in the market in terms of lines after Telcel and Telefónica. TELMEX has 80.6% of fixed lines, below the average of 85.3% for 35 countries worldwide included in the Bank of America/ Merrill Lynch Global Wireline Matrix.

 During the fourth quarter, local calls decreased 7.7% compared with the same period of 2008, totaling 5 billion local calls. Local traffic volume continues to be affected mainly by the increase in cellular telephony services, which is changing our customers’ consumption habits, by the reduction in the number of lines and by competition from other operators.

 Long distance

In the fourth quarter, domestic long distance (DLD) traffic decreased 2.3% compared with the previous year’s fourth quarter, totaling 4.810 billion minutes, in spite of the fact that there was growth of multi-service package offerings that include DLD minutes and an increase in termination traffic from other long distance operators. These positive contributions were offset by the decrease in termination traffic with cellular telephony operators.

 In the quarter, outgoing international long distance (ILD) traffic decreased 26.8% compared with the year-earlier fourth quarter, totaling 307 million minutes. The decline reflected a decrease in traffic from mobile operators and the slowdown of economic activity in the country. Incoming international long distance traffic decreased 0.7% compared with the same period of the previous year, totaling 1.760 billion minutes.  The incoming-outgoing ratio was 5.7x.

 Interconnection

In the fourth quarter, interconnection traffic totaled 10.678 billion minutes, 6.8% lower than the same quarter of 2008, mainly due to the decrease of 13.0% in calling party pays traffic. Interconnection traffic with local, long distance and cellular telephony operators decreased 4.9%.

 Internet access

During the fourth quarter, we continued growth, but at a lower pace in broadband Infinitum (ADSL) services, the fastest connection, with a gain of 221 thousand services, bringing the total to 6.5 million customers. Compared with December 2003, the speed of Internet services has multiplied 100 times from 56 Kbps to more than 5 Mbps.  In that period the number of customers has increased more than 36 times and the price per kilobyte in packages has decreased 48 times.

 This growth has been driven by installment sales of more than 2.5 million computers since 1999. The lack of computers in Mexican homes is the main limitation for higher broadband growth, which also is slowed by the shortage of domestic applications and content on the Internet.

 TELMEX has decided to reduce the prices of its packages that include Infinitum, Internet access through broadband and various voice services for discounted prices in spite of new taxes (a special telecommunications tax of 3% and a 1% increase in the value added tax).

 Financial Results

The following financial information for 2009 and 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

 Revenues In the fourth quarter revenues totaled 29.7 billion pesos, a decrease of 3.9% compared with the same period of the previous year. Revenues related to corporate networks services increased 43.1% and Internet access revenues increased 13.6%.  Local, long distance and interconnection revenues decreased 8.5%. 20.8% and 16.4%, respectively.

  Local: Local service revenues totaled 10.799 billion pesos in the fourth quarter, a decrease of 8.5% compared with the same quarter of 2008, due to decreases of 6.2% in revenue per local billed call and 7.7% in local traffic volume.

  DLD: In the quarter, DLD revenues totaled 3.298 billion pesos, 7.6% lower than the fourth quarter of 2008, because of the 2.3% decrease in traffic and the 5.5% decline in average revenue per minute, reflecting increased penetration of multi-service packages that include long distance service.

  ILD: ILD revenues totaled 1.436 billion pesos in the quarter, a decrease of 40.3% compared with the same period of the previous year. Contributing factors included the 26.8% decrease in outgoing traffic reflecting, among other things, the decrease in the country’s economic activity as well as the 2.7% decrease in average revenue per minute. Incoming international long distance traffic revenues totaled 534 million pesos, a decrease of 53.2% compared with the fourth quarter of the previous year, due to the decline of 52.9% in average revenue per minute and the decrease of 0.7% in incoming traffic.

  Interconnection: In the quarter, interconnection revenues decreased 16.4% to 3.974 billion pesos compared with the fourth quarter of 2008, due to the 13.0% decline in calling party pays services and the decrease of 6.1% in average revenue of these services, as well as the 7.5% decrease in interconnection traffic with local and long distance operators.

  Internet access: Revenues from Internet access in the fourth quarter totaled 4.175 billion pesos, 13.6% higher than the prior year’s fourth quarter due to the increase of 27.5% in Internet access services, offset by lower average unit revenue for broadband Infinitum services.

  Corporate networks: Due to the increase in services from VPN (Virtual Private Networks) and the integration of value-added services into our portfolio of products and services for the corporate market, the corresponding revenues increased 43.1% compared with the same period of the previous year, totaling 4.641 billion pesos.

Costs and expenses: In the fourth quarter, total costs and expenses were 21.971 billion pesos, 1.2% higher than the same period of the previous year, mainly due to higher costs of equipment for customer sales and to the increase in the reserve for uncollectables, partially offset by lower interconnection costs resulting from the decrease of 9.9% in the amount paid to cellular telephony operators for calling party pays services and by initiatives to optimize resource use.

•         Cost of sales and services: In the fourth quarter, cost of sales and services increased 7.5% compared with the same period of 2008, totaling 9.290 billion pesos, due to higher costs related to services for corporate customers and computer sales at Tiendas TELMEX (TELMEX Stores).

  Commercial, administrative and general: In the fourth quarter, commercial, administrative and general expenses totaled 5.333 billion pesos, 2.0% higher than the year-ago fourth quarter, mainly due to an increase in the reserve for uncollectables primarily from bad accounts from some telecommunications operators.

  Interconnection: Interconnection costs totaled 2.883 billion pesos, a decrease of 14.2% compared with the fourth quarter of 2008 due to the 9.9% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease in calling party pays traffic.

  Depreciation and amortization: In the fourth quarter, depreciation and amortization decreased 0.4% compared with the same period of 2008, to 4.465 billion pesos.

EBITDA (1) and operating income: EBITDA (1) totaled 12.241 billion pesos in the fourth quarter, a decrease of 10.9% compared with the same period of the previous year. The EBITDA margin was 41.2%. Operating income totaled 7.776 billion pesos in the fourth quarter and the operating margin was 26.1%.

Financing cost: In the fourth quarter, financing cost produced a charge of 1.221 billion pesos. This resulted from: i) a net interest charge of 1.276 billion pesos, which includes the recognition of the market value of interest rate swaps, partially offset by the decrease in interest paid due to lower debt and ii) a net exchange gain of 55 million pesos from the fourth-quarter exchange rate appreciation of 0.4455 pesos per dollar and 4.423 billion dollars in dollar-peso hedges at year-end 2009.

Net income from controlling interest: In the fourth quarter, net income from controlling interest totaled 4.995 billion pesos, 67.7% higher than the same period of the previous year. Earnings per share were 27 Mexican cents, 68.8% higher than the same quarter of 2008, and earnings per ADR (2) were 41 US cents, an increase of 64.0% compared with the same period of the prior year.

Investments and other uses of cash:  In the fourth quarter, capital expenditures (Capex) were the equivalent of 124 million dollars and for the twelve months, Capex was the equivalent of 661 million dollars, of which 67.4% was used for projects in the data and connectivity platform and transmission networks, and the rest for operational support projects.

Debt: Total debt at December 31, 2009, was the equivalent of 7.878 billion dollars, of which 80.8% is long-term, 49.6% has fixed rates considering interest rate swaps, and 67.7% is in foreign currency, equivalent to 5.336 billion dollars. To minimize risks from variations in the exchange rate, at the end of December we had dollar-peso hedges for 4.423 billion dollars.

Total net debt (3) decreased during the last twelve months the equivalent of 678 million dollars, bringing the total to 6.777 billion dollars.

Repurchase of shares: During the fourth quarter, the company used 1.045 billion pesos to repurchase 91 million 969 thousand of its own shares.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the fourth quarter of 2009 and 2008.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.
Revenues
Access, rent and measured service	P.	10,724	P.	11,693	(8.3)	P.	44,641	P.	48,363	(7.7)
LADA interconnection		1,244		1,250	(0.5)		5,154		4,145	24.3
Interconnection with operators		377		437	(13.7)		1,754		1,560	12.4
Interconnection with cellular operators		2,683		3,022	(11.2)		11,119		12,397	(10.3)
Other		3,166		3,811	(16.9)		14,212		14,936	(4.8)
Total		18,194		20,213	(10.0)		76,880		81,401	(5.6)

Costs and expenses
Cost of sales and services		6,106		6,191	(1.4)		24,059		23,444	2.6
Commercial, administrative and general		4,651		4,940	(5.9)		17,851		18,605	(4.1)
Interconnection		1,788		1,979	(9.7)		7,306		8,540	(14.4)
Depreciation and amortization		2,412		2,740	(12.0)		9,818		11,260	(12.8)
Total		14,957		15,850	(5.6)		59,034		61,849	(4.6)

Operating income	P.	3,237	P.	4,363	(25.8)	P.	17,846	P.	19,552	(8.7)

EBITDA (1)	P.	5,649	P.	7,103	(20.5)	P.	27,664	P.	30,812	(10.2)

EBITDA margin (%)		31.0		35.1	(4.1)		36.0		37.9	(1.9)
Operating margin (%)		17.8		21.6	(3.8)		23.2		24.0	(0.8)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.
Revenues
Domestic long distance	P.	3,824	P.	4,161	(8.1)	P.	16,259	P.	18,316	(11.2)
International long distance		1,397		2,539	(45.0)		6,284		9,138	(31.2)
Total		5,221		6,700	(22.1)		22,543		27,454	(17.9)

Costs and expenses
Cost of sales and services		1,281		1,465	(12.6)		5,189		5,391	(3.7)
Commercial, administrative and general		1,316		1,420	(7.3)		5,515		5,783	(4.6)
Interconnection to the local network		1,833		2,101	(12.8)		7,514		7,900	(4.9)
Depreciation and amortization		431		553	(22.1)		1,788		2,211	(19.1)
Total		4,861		5,539	(12.2)		20,006		21,285	(6.0)

Operating income	P.	360	P.	1,161	(69.0)	P.	2,537	P.	6,169	(58.9)

EBITDA (1)	P.	791	P.	1,714	(53.9)	P.	4,325	P.	8,380	(48.4)

EBITDA margin (%)		15.2		25.6	(10.4)		19.2		30.5	(11.3)
Operating margin (%)		6.9		17.3	(10.4)		11.3		22.5	(11.2)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

(Figures in thousands of Mexican pesos)

 RECOGNITION OF THE EFFECTS OF INFLATION

 From January 1, 2008, Mexican FRS B-10 “Effects of Inflation”, replaced Mexican accounting Bulletin B-10 “Accounting Recognition of the Effects of Inflation on Financial Information”. Based on Mexican FRS B-10, the economic environments in Mexico in 2009 and 2008 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was 15.01% and 11.56%, respectively. Therefore, during 2009 and 2008 the effects of inflation on financial information of this period were not recognized, keeping the effects of inflation recognized up to December 31, 2007.

BALANCE SHEET

 S 23 AND S 28  BANK LOANS

 In this item are included the bank credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term caption to suppliers does not exist in EMISNET.

 TELMEX entered into a syndicated loan agreement in 2004, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity. In August 2009, TELMEX prepaid the total amount of the first tranche, which original maturity was scheduled for October 2009.

 On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount for 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.

 S 24  AND S 29 SENIOR NOTES

 On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due November 2008, with an annual interest of 4.5%.  Interests were payable semiannually. In November 2008, the Company repaid the outstanding balance of this bond.

 On January 27, 2005 and with a reopening on February 22, 2005, TELMEX placed senior notes in the total amount of U.S.$1.75 billions divided into two issuances of U.S.$ 950 million and U.S.$ 800 million, respectively, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually.

 On January 26, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4,500,000 (nominal value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

  On November 12, 2009, TELMEX issued a bond for U.S.$500 million due 2019 with an annual interest of 5.5%, interests are payable semiannually.

On September 30, 2005, TELMEX obtained approval for a long-term domestic senior notes program in the amount of Ps.10,000,000 (nominal value). As of April 30, 2007, domestic senior notes had been issued for the total amount authorized under this program.

In December 2007, TELMEX obtained approval for a long-term domestic senior notes program in the amount of Ps.10,000,000 (nominal value). In April 2008, domestic senior notes were placed in the amount of Ps.1,600,000. On July 8, 2009, two issuances of domestic senior notes were made under this program for a total amount of Ps.8,000,000.

  In September 2009, TELMEX obtained approval for a dual program to issue short and long-term domestic senior notes in the total amount of P. 15,000,000 (nominal amount). On November 3, 2009, two issuances of domestic senior notes were made under this program for a total amount of Ps.6,000,000.

S 29  SENIOR NOTES (LONG-TERM)

 As of December 31, 2009 and 2008, this item rose to $ 47,355,416 and $ 40,070,364, respectively, and is comprised as follows:

	2009	2008
Domestic Senior Notes	Ps. 25,900,000	Ps. 11,900,000
Bonds	16,955,416	23,670,364
Global peso Senior Notes	Ps 4,500,000	4,500,000

S 42  RETAINED EARNINGS AND CAPITAL RESERVES

On March 3, 2009 the Annual Ordinary Shareholders' Meeting approved to increase in Ps. 10,000,000 (nominal value), the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,340,868 (nominal value).

 From January through December 2009, the Company acquired 361.2 million L shares for Ps. 4,073,625 and 1.9 million A shares for Ps. 21,695.

 From January through December 2008, the Company acquired 796.7 million L shares for Ps 12,764,130 and 8.6 million A shares for Ps. 107,712.

 The Company's repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

 S 104 EMPLOYEES BENEFITS

 This item includes the projected net assets as of December 31, 2009 and 2008 pursuant to Mexican FRS D-3 “Employees Benefits”.

 S 87 OTHERS

  In this item there are included the inventories for telephone plant operation, which are valued by the average cost method and up to December 31, 2007 were updated based on the specific index method which is similar to its replacement value, without exceeding their market value.

 S 58 OTHER CURRENT LIABILITIES

 As of December 31, 2009 and 2008, this item rose to Ps. 8,932,547 and Ps. 10,899,412 respectively and is comprised as follows:

	2009	2008
Accounts payable	Ps. 6,024,730	Ps. 8,407,821
Other accrued liabilities	1,803,642	711,476
Deferred credits	1,104,175	1,780,115

S 91 EMPLOYEE BENEFITS

  This item includes liabilities for deferred employee profit sharing and actuarial obligations for labor termination as of December 2009 and 2008, pursuant to Mexican FRS D-3 and Bulletin D-3, respectively.

 RATIOS

 P 08  INVENTORY TURNOVER RATE-COST

 EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 02) by the inventories for sale (Ref. S 06), affecting the actual inventory turnover rate.

 RECLASIFICATIONS

 Certain 2008 financial statements have been reclassified to conform with the presentation used for the year 2009.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	128,234,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	15,377,595,000	100.00
Servicios Administrativos Tecmarketing, SA de CV	Software development, sales & management	140,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	835,796,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	510,138,000	45.00	510,138	907,973
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	102,239
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	301,035
TM and MS, L.L.C.	Internet portal (Prodigy MSN)	1	50.00	29,621	177,786
Eidon Software, S.A. de C.V.	Software development	76,629,615	49.00	155,737	161,857
TOTAL INVESTMENT IN ASSOCIATES				1,423,916	1,650,890
OTHER PERMANENT INVESTMENTS					124,490
T O T A L					1,775,380

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/07/2014	0.7697	0	0	0	0	0	0	0	182,486	182,486	142,004	142,004	47,007
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/2007	10/03/2018	0.7760	0	0	0	0	0	0	0	827,059	827,060	827,060	827,060	2,851,093
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.0000	0	0	0	0	0	0	0	27,735	27,734	27,734	27,735	127,415

SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (4)	N/A	21/02/2007	22/02/2010	4.8250	0	1,500,000	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/2008	13/06/2014	0.6006	0	0	0	0	0	0	0	0	0	0	261,174	391,761
BBV ARGENTARIA (6)	Y	12/02/2008	18/02/2014	0.6075	0	0	0	0	0	0	0	0	0	0	0	2,792,724
BBVA BANCOMER (4)	N/A	26/02/2007	26/02/2010	4.8650	0	1,300,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2010	0.4506	0	0	0	0	0	0	0	3,264,675	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2012	0.5006	0	0	0	0	0	0	0	0	0	3,264,675	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2011	0.5006	0	0	0	0	0	0	0	0	13,058,700	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	0.5756	0	0	0	0	0	0	0	0	0	3,047,030	6,094,060	0
CISCO SYSTEMS (3)	Y	25/04/2007	19/11/2013	4.5000	0	0	0	0	0	0	0	261,174	261,174	235,057	208,939	78,352

OTROS	N/A	00/01/1900	00/01/1900	0.0000	0	0	0	0	0	0	0	0	0	0	0	0
OTHER
TOTAL BANKS					0	2,800,000	0	0	0	0	0	4,563,129	14,357,154	7,543,560	7,560,972	6,288,352

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-4(3)	N/A	31/05/2002	31/05/2012	10.2000	0	0	0	300,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	5.0550	0	0	500,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.3600	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	4.8150	0	0	0	4,500,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/2008	05/04/2018	8.2700	0	0	0	0	0	1,600,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09 (4)	N/A	10/07/2009	07/07/2011	5.6550	0	0	4,000,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-2 (4)	N/A	10/07/2009	04/07/2013	5.8650	0	0	0	0	4,000,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-3 (4)	N/A	03/11/2009	30/10/2014	5.8650	0	0	0	0	0	4,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-4 (4)	N/A	03/11/2009	27/10/2016	6.1650	0	0	0	0	0	2,000,000	0	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.5000	0	0	0	0	0	0	0	0	0	0	0	10,426,066
4 3/4 SENIOR NOTES (3)	Y	27/01/2005	27/01/2010	4.7500	0	0	0	0	0	0	0	12,405,765	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	12/11/2009	15/11/2019	5.5000	0	0	0	0	0	0	0	0	0	0	0	6,529,350
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.7500	0	0	0	0	0	4,500,000	0	0	0	0	0	0

SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	4,500,000	4,800,000	4,000,000	17,100,000	0	12,405,765	0	0	0	16,955,416

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST (S26)		0	0	0.0000	0	15,308,363	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					0	15,308,363	0	0	0	0	0	0	0	0	0	0

TOTAL					0	18,108,363	4,500,000	4,800,000	4,000,000	17,100,000	0	16,968,894	14,357,154	7,543,560	7,560,972	23,243,768

Notes:

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

(1)     6 months USD Libor rate plus margin

(2)     3 months USD Libor rate plus margin

(3)     Fixed Rate

(4)     28 days TIIE rate plus margin

(5)     91 days TIIE rate plus margin

(6)     3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 0.4297 at December 31, 2009

- Libor at 3 months in US dollars is equivalent to 0.2506 at December 31, 2009

- TIIE at 28 days is equivalent to 4.9150 at December 31, 2009

- TIIE at 91 days is equivalent to 5.0750 at December 31, 2009

- Libor at 3 months in JPY is equivalent to 0.2775 at December 31, 2009

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

 D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2009 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	5,103,362	13.06
EURO (EUR)	12,722	18.74
JAPANNESE YEN (JPY)	19,891,200	0.14

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 6

  FOREIGN EXCHANGE MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	668,711	8,732,500	0	0	8,732,500

LIABILITIES	5,204,838	67,968,419	232,161	3,031,730	71,000,149
SHORT-TERM LIABILITIES	1,398,785	18,266,311	2,173	28,384	18,294,695
LONG-TERM LIABILITIES	3,806,053	49,702,108	229,988	3,003,346	52,705,454

NET BALANCE	(4,536,127)	(59,235,919)	(232,161)	(3,031,730)	(62,267,649)

  Notes:

  Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

   At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	13.06
EURO	18.74
JAPANESE YEN	0.14

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 7

  CALCULATION AND RESULT FROM MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
RESTATEMENT	0	0	0	0.00	0
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					0

FIGURES FOR INFORMATION PURPOSES:

  Notes:

  Not applicable

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 8

  DEBT INSTRUMENTS

  Consolidated

  Final printing

  ---

  RESTRICTIONS

  Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

  A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION
At December 31, 2009, the Company has complied with such restrictive covenants.

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 9

  PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

  Consolidated

  Final printing

  ---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 10

  RAW MATERIALS

  Consolidated

  Final printing

  ---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11a

  SALES DISTRIBUTION BY PRODUCT

  SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN TRADEMARKS	CUSTOMERS
	VOLUME	AMOUNT
DOMESTIC SALES
LOCAL SERVICE	0	45,027,811	0.0
LONG DISTANCE SERVICE	0	17,577,165	0.0
INTERCONNECTION	0	16,572,941	0.0
CORPORATE NETWORKS	0	14,737,335	0.0
INTERNET	0	15,777,502	0.0
OTHERS	0	4,720,384	0.0
FOREIGN SALES
NET SETTLEMENT	0	2,579,037	0
LONG DISTANCE SERVICE	0	648,588	0
INTERNET	0	302,878	0
OTHERS	0	1,156,571	0
TOTAL		119,100,212

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11b

  SALES DISTRIBUTION BY PRODUCT

  FOREIGN SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN TRADEMARKS	CUSTOMERS
	VOLUME	AMOUNT
EXPORT
NET SETTLEMENT	0	2,579,037
CORPORATE NETWORKS	0	204,786
OTHERS	0	578
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	648,588
INTERNET	0	98,092
OTHERS	0	1,155,993
TOTAL		4,687,074

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANALYSIS OF PAID CAPITAL STOCK

  Consolidated

  Final printing

  ---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES		MEXICAN	PUBLIC SUSCRIPTION	CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION			FIXED	VARIABLE
A	0.00432	0	395,105,517	0	0	395,105,517	1,706	0
AA	0.00432	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.00432	0	9,682,190,661	0	0	9,682,190,661	41,804	0
TOTAL			18,191,892,260	0	8,114,596,082	10,077,296,178	78,545	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,191,892,260

NOTES: The nominal value per share is $0.0043175625 MXN

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 13

  PROJECT INFORMATION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

ITEM	Thousand of Mexican Pesos		Amount used 2009	Budget 2009	% of Advance
	4th. Quarter 09 Oct-Dec	% of Advance

DATA	681,654	17.8	4,548,695	3,826,413	118.9
INTERNAL PLANT	11,216	3.2	333,923	352,963	94.6
NETWORKS	167,521	32.2	753,081	519,920	144.8
TRANSMISSION NETWORK	98,653	5.3	1,512,744	1,861,949	81.2
SYSTEMS	55,654	28.7	165,408	194,076	85.2
OTHERS	596,361	48.9	1,668,874	1,218,385	137.0
TELMEX USA	414	1.6	14,994	26,294	57.0

TOTAL INVESTMENT TELMEX MEXICO	1,611,473	20.1	8,997,719	8,000,000	112.5

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 14

  TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

  Consolidated

  Final printing

  ---

  Exchange rate variations

 Transactions in foreign currencies are recorded at the exchange rate applicable at the time of its occurrence. The assets and liabilities in foreign currencies are valued at the exchange rate of the balance sheet date. The exchange rate differences between the execution date and the payment date, as well as those arising from the conversion of balances denominated in foreign currencies at the date of the financial statements, are applied to results.

 Translation of financial statements of foreign companies

 The financial statements of subsidiaries and associated companies located abroad are consolidated or the method of participation is recognized, as appropriate, after the financial statements are translated into the Mexican financial reporting standards in the relevant local currency, and conversion to the report currency. The conversion of monetary assets and liabilities in the financial statements of our associate and subsidiary, were translated into Mexican pesos at the exchange rate prevailing at year-end, stockholders' equity accounts at the exchange rate prevailing on the date the capital contributions were made and profits were generated; revenues, costs and expenses to the historical exchange rate and the difference resulting from the conversion process is recognized in the "Effect of conversion of foreign entities" which is included in the stockholders' equity, "other items of income earned" section.

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

  Consolidated

  Final printing

  ---

Derivative Instruments

As of December 31, 2009, Teléfonos de México, S.A.B. de C.V. (the “Company”) had cross currency swap agreements in the equivalent of U.S.$ 4,178 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2010 and 2015 for a total amount of U.S.$ 1,495 million and bank loans with maturity from 2010 to 2018 for a total amount of U.S.$  2,683 millon. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of $ 10.5892 Mexican pesos per US dollar, as well as to partially set a fixed rate with a range between 7.52% for bonds maturing in 2010 and 8.57% for bonds maturing in 2015 and for other cases, an average interest rate of 28-day TIIE less 26 basis points. During this quarter we did not have any early termination on cross currency swaps agreements.

 At the end of the fourth quarter, the Company had forward agreements for U.S.$ 245 million at a weighted average exchange rate of $ 13.2812 Mexican pesos per dollar. These agreements hedged  partially a U.S,$ 950 million bond with maturity on January 2010.

 Additionally, the Company had interest rate swaps in Mexican pesos for Ps.$23,752 million to hedge the floating rate risk in local currency fixing it at an average of 8.19%.

 These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

 I. Qualitative and quantitative Information

 i. Policies for using  derivative instruments

 Objective to enter into derivative transactions and selected instruments

 With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments connecting the hedges to the contracted debt. The derivative instruments that have been selected are mainly:

  (a)    instruments for purchasing US dollars at a specified future time (forwards);

(b)    instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

(c)    instruments to fix the floating interest rates of the debt (interest rate swaps).

 Hedge strategies

 When the market conditions are favorable, the Company’s Management determines the amounts and objective parameters considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure.

 These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

 Trading markets and eligible counterparts

 The financial institutions and counterparts with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with such counterparts. Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

 Policies for the appointment of calculation and valuation agents

 Given that the Company uses derivative instruments of common use in the market, it appoints a third party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the ones provided by the financial intermediaries; and,  in certain transactions,the counterpart is able to act as valuation agent under the applicable documentation if it is a financial institution with a proven reputation.

 Main terms and conditions of the agreements

 It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparts in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark-to market value exceeds certain established credit limits (threshold amount). The Company has the policy to keep a close watch of the volume of the transactions entered with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for its knowledge and ratification. The Treasury is in charge of its implementation and is supervised by the Company’s Chief Financial Officer.

Existence of an independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the  financial reporting standards, are discussed with the external auditors that validate the correct accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

 As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

 It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

  iv. Changes in the exposure to the main identified risks and its management

 The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

 In the  fourth quarter of 2009, it was recognized in the statements of income a net  charge of Ps. 2,276 million and an accrued net  charge at the end of  December of Ps. 2.135 million for exchange rate hedges. Furthermore, it was recognized in the statements of income a net charge of Ps. 421 million and an accrued net charge at the end of  December of Ps. 2,057 million for interest rate hedges.

 During the  fourth quarter, there have not been any margin calls.

  To date, there has not been any breach in the terms and conditions of the respective agreements.

  v. Quantitative information

  See TABLE 1 attached.

 II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are only carried out for hedging purposes.

Derivative Instruments Summary
Figures in thousands of Mexican Pesos and US Dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of Underlying Asset Variable of Reference		Fair Value		Maturity Amounts per year	Collateral / Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange rate hedges (Principal and interests)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	3,964,024	3,994,024	4.9150	4.9300	11,387,622	13,100,448	(1)
				EXCHANGE RATE	EXCHANGE RATE
				13.0587	13.5042
Subtotal		3,964,024	3,994,024			11,387,622	13,100,448

		USD	USD	EXCHANGE RATE	EXCHANGE RATE
Forwards	Hedging	245,000	370,000	13.0587	13.5042	(119,719)	7,380	(2)

Total		4,209,024	4,364,024			11,267,903	13,107,828

		YEN	YEN	TIIE	TIIE
Cross Currency Swap	Hedging	19,891,200	19,891,200	4.9150	4.9300	837,927	1,040,420	(3)
				EXCHANGE RATE	EXCHANGE RATE
				0.1404	0.1507

Exchange Rate Hedges (interests only)
		USD	USD	TIIE	TIIE
Cross Currency Coupon Swap	Hedging	50,000	350,000	4.9150	4.9300	(390)	(7,346)	(4)
				EXCHANGE RATE	EXCHANGE RATE
				13.0587	13.5042

Interest Rate Hedges (Floating ratio to fixed rate)
		MXN	MXN	TIIE	TIIE	MXN	MXN
Interest Rate Swap	Hedging	23,752,125	23,752,125	4.9150	4.9300	(728,800)	(765,033)	(5)

					TOTAL	11,376,640	13,375,869

*) Of our hedge agreements, 65% of the total hedge amount include margin calls when the market value exceeds the amounts of the lines of credit that we have for the amount of USD $ 290 million.

(1) These swaps, hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less 26 basic points and with an average life of 3 years.

(2) This forward position mainly hedges debt position in US dollars with maturity in January 2010.

(3) This swap, hedge debt position in Yens with the obligation of paying in Mexican pesos $ 2,000 million (equivalent to USD $ 214 million) at a floating rate and mature on February 2014.

(4) These swaps hedge the interest payment of debt in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a margin and with maturities up to 2010.

(5) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.19% and with an average life of 5 years.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT AV. SAN FERNANDO No.649, COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

---

POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

CO-CHAIRMAN	ING.	JAIME	CHICO	PARDO
VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	J.	VIOLA
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	ING.	MARCOS	FRANCO	HERNAIZ
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2010.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FOURTH QUARTER 2009.